This document is a copy of the Amendment No. 4 to Schedule 13D filed on May 29, 1996 pursuant to a Rule 201 temporary hardship exemption.

                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)*


                                  Belcor Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.10 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                 0774430 20 8
                   -----------------------------------------
                                 (CUSIP Number)


  Andrew K. Simpson, Chief Executive Officer, Coastal Capital Partners, Inc.,
  ---------------------------------------------------------------------------
                539 Broadway, Suite D, Sonoma, California 95476
                -----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 20, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
 CUSIP NO. 0774430 20 8          SCHEDULE 13D              PAGE 2 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Coastal Capital Partners, L.P. 22-3348638

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                   [_]
 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            866,668 Shares of Common Stock
                          Warrants to acquire 1,733,332 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Warrants to acquire 300,000 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             866,668 Shares of Common Stock
                          Warrants to acquire 1,733,332 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,668 Shares of Common Stock
      Warrants to acquire 2,033,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%   See Item 5

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
 CUSIP NO. 0774430 20 8          SCHEDULE 13D              PAGE 3 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Coastal Capital Partners, Inc. 22-3291782

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                   [_]
 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          866,668 Shares of Common Stock
     OWNED BY             Warrants to acquire 2,033,332 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   866,668 Shares of Common Stock
                          Warrants to acquire 2,033,332 shares of Common Stock
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,668 Shares of Common Stock
      Warrants to acquire 2,033,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%   See Item 5

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
 CUSIP NO. 0774430 20 8          SCHEDULE 13D              PAGE 4 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Philip L. Yang, Jr. ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                   [_]
 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Philippines

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          866,668 Shares of Common Stock
     OWNED BY             Warrants to acquire 2,033,332 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   866,668 Shares of Common Stock
                          Warrants to acquire 2,033,332 shares of Common Stock
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,668 Shares of Common Stock
      Warrants to acquire 2,033,332 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%   See Item 5

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
 CUSIP NO. 0774430 20 8          SCHEDULE 13D              PAGE 5 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael Y. Gan ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                   [_]
 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Philippines

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             Warrants to acquire 150,000 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Warrants to acquire 150,000 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Warrants to acquire 150,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%   See Item 5

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
 CUSIP NO. 0774430 20 8          SCHEDULE 13D              PAGE 6 OF 23 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Theresa C. Morris ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                   [_]
 ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             Warrants to acquire 150,000 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Warrants to acquire 150,000 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Warrants to acquire 150,000 shares of Common Stock
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%   See Item 5

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D filed by Coastal Capital Partners, L.P., Coastal Capital Partners, Inc., Philip
L. Yang, Jr., Michael Y. Gan and Theresa C. Morris, amends and supplements the original Statement on Schedule 13D of the Filing Persons filed with the Securities and Exchange Commission ("SEC") on October 27, 1994 (the "Original
Schedule 13D") relating to the purchase by Coastal LP of warrants ("Coastal Warrants") to purchase up to 3,000,000 shares of common stock of Belcor Inc., a California corporation (the "Company"), as amended by Amendment No. 1 thereto, filed on October 3, 1995 ("Amendment No. 1"), by Amendment No. 2 thereto, filed on October 10, 1995 ("Amendment No. 2") and by Amendment No. 3 thereto, filed on November 20, 1995 ("Amendment No. 3"), relating to the original purchase by Coastal LP of the Coastal Warrants, subsequent exercises and assignments of the Coastal Warrants and certain other matters. In addition, this Amendment No. 4 is the first electronic amendment to a paper formal Schedule 13D and, as required under Rule 101(a)(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission, restates and consolidates the text of the Original Schedule 13D and the previously filed amendments thereto.


ITEM 1.
- -------

     This Amendment No. 4 relates to the common stock, par value $0.10 per share (the "Common Stock") of the Company. The principal executive offices of the Company are located at 18004 Skypark Circle, Suite 105, Irvine, CA 92714.


ITEM 2.
- -------

     (a)-(c). The persons filing this Amendment No. 4 are Coastal Capital Partners, L.P., a Delaware limited partnership ("Coastal LP"), Coastal Capital Partners, Inc., a Delaware corporation ("Coastal GP"), the sole general partner of Coastal LP, Philip L. Yang, Jr. ("Yang"), the chairman of the board and sole shareholder of Coastal GP, Michael Y. Gan ("Gan") and Theresa C. Morris ("Morris", and together with the other persons filing this Amendment No. 4, the "Filing Persons"). Yang is also the president and sole shareholder of both Willowbridge Associates Inc., a Commodity Trading Advisor and Commodity Pool Operator ("Willowbridge"), and Doublewood, Inc., a Commodity Trading Advisor and Commodity Pool Operator ("Doublewood"). Gan is Executive Vice President of Willowbridge and Morris is the treasurer, secretary and a director of Coastal GP, Willowbridge and Doublewood.

     No limited partner in Coastal LP acts in his own right as a general partner or has control over Coastal LP; however, Andrew K. Simpson ("Simpson"), a limited partner of Coastal LP, is also the president, chief executive officer and a director of Coastal GP. The business address of each of the Filing Persons, and each executive officer and director of Coastal GP, other than Simpson, is 101 Morgan Lane, Suite 180, Plainsboro, New Jersey. Mr. Simpson's business address is 539 Broadway, Suite D, Sonoma, California 95476.

     The principal business of Coastal LP is to hold for investment purposes (i) the Coastal Warrants and (ii) certain securities of Rio Grande Mining Company, a Nevada corporation ("Rio Grande"), formerly known as Siltex Resources Incorporated. Coastal GP's principal business is to invest in privately held companies and to increase their values through a sale or merger or through a public offering of their securities.

     (d) and (e). During the last five years, none of the Filing Persons, directors or executive officers of Coastal GP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Except for Yang and Gan, who are citizens of the Philippines, each of the Filing Persons or other persons enumerated in Item 2 is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- -------  -------------------------------------------------

     The purchase price of the Coastal Warrants was $25,000. All funds used in acquiring the Coastal Warrants were obtained from a capital contribution made by the general partner, Coastal GP, which received such funds by means of a capital contribution made by Yang using his personal funds.

     The purchase price of the 866,668 shares of Common Stock acquired pursuant to exercises of the Coastal Warrants, which includes the purchase of the 166,667 shares described in the paragraph below, was $130,000.05, or $.15 per share.
All funds used in acquiring the Common Stock were obtained from a capital contribution made by the general partner, Coastal GP, which received such funds by means of a capital contribution made by Yang using his personal funds.

     As required under the Investors' Rights Agreement, described in Item 4 below, Coastal LP was to have purchased not less than 670,000 shares of Common Stock by January 15, 1996 pursuant to an exercise or exercises of the Coastal Warrants; however, Coastal LP subsequently purchased only an additional 166,667 shares of Common Stock pursuant to an exercise of the Coastal Warrants and no further purchases have been made. All funds that were to have been used in acquiring such additional shares of Common Stock would have been obtained from capital contributions made by the general partner, Coastal GP, which would have received such funds by means of a capital contribution made by Yang using his personal funds.

     On November 10, 1995, Gan purchased a portion of the Coastal Warrants covering the rights to purchase 150,000 shares of Common Stock (the "Gan Warrants") for $12,500 of private funds. On November 10, 1995, Morris purchased a portion of the Coastal Warrants covering the rights to purchase 150,000 shares of Common Stock (the "Morris Warrants") for $12,500 of private funds.


ITEM 4.  PURPOSE OF TRANSACTION.
- -------  ----------------------

October 1994 Transactions
- -------------------------

     The original purposes of the acquisition of the Coastal Warrants were to facilitate the consummation of the purchase (the "Acquisition") by the Company of the primary asset of Rio Grande consisting of a silver mining project (the "Shafter Project"), to make an equity investment in the Company and to obtain a right, in the event the Acquisition did not occur, to thereafter propose alternative acquisition or merger transactions to the Company. The original terms of the Acquisition were contained in an Agreement and Plan of Reorganization between the Company and Rio Grande, dated as of December 1, 1993, which Agreement was approved by the boards of directors of the Company and Rio Grande but was never approved by their respective shareholders (the "Asset Purchase Agreement").

     The acquisition of the Coastal Warrants to purchase 3,000,0000 shares of Common Stock (the "Warrant Shares") was effected pursuant to a Warrant Purchase and Investor's Rights Agreement, dated as of October 20, 1993 (the "Purchase Agreement"), between the Company, Coastal LP and Mark S. Isaacs ("Isaacs"), who was until October 20, 1994 the Company's chairman of the board and president.
In a related agreement (the "Belcor Letter Agreement"), Coastal LP had agreed, under certain circumstances, to provide a secured credit facility to the Company in an amount of up to $100,000. Also, as described in Item 6 of this Amendment No. 4, Coastal LP had agreed to assign a portion of its Coastal Warrants covering 450,000 shares of Common Stock to David Fraser ("Fraser") as partial consideration of a certain finder's fee payable to Fraser by Rio Grande in connection with Coastal LP's investment in Rio Grande.

     On October 20, 1994, Coastal LP had transferred $1,387,500 to Rio Grande pursuant to a Securities Purchase Agreement (the "Rio Grande Purchase Agreement"), dated as of October 20, 1994, between Rio Grande, Coastal LP and Isaacs, in consideration of its purchase of $675,000 worth of shares of Rio Grande's common stock, acquisition for $12,500 of a warrant (the "SilTex Warrant") to purchase additional shares of Rio Grande's common stock, and the issuance of a convertible promissory note (the "Note") in the principal amount of $700,000 by Rio Grande to Coastal LP. Rio Grande had used those proceeds to consummate its acquisition of the Shafter Project, which consisted of certain property containing silver ore located in Presidio County, Texas. As a result of this investment, Coastal LP had obtained a controlling interest in Rio Grande by virtue of (i) its ownership of shares of Rio Grande common stock, a proxy with respect to additional shares of Rio Grande common stock then owned by Isaacs, and its ability to acquire additional shares of Rio Grande's common stock by conversion of the Note, which enabled, and enables, Coastal to designate a majority of Rio Grande's Board of Directors, and (ii) its contractual right to require its approval of any significant transactions involving Rio Grande so long as certain circumstances applied as described below. Coastal LP has and will continue to have a controlling interest in Rio Grande until at least October 20, 1997 so long as (i) the Coastal Warrant has not expired or been terminated, (ii) Coastal LP owns at least 10% of the issued and outstanding shares of common stock of Rio Grande or (iii) the total of all funds of Coastal LP invested in any manner in Rio Grande exceeds $200,000.

     The descriptions of the Purchase Agreement, the Coastal Warrant and Asset Purchase Agreement contained in this Statement are summaries only of certain of the material terms contained therein. Such agreements contain additional material terms and conditions and copies of such agreements have been filed as Exhibits to the Original Schedule 13D. Such descriptions are qualified in their entirety by reference to such exhibits.

     ASSET PURCHASE AGREEMENT
     ------------------------

     In December 1993, the Company and Rio Grande had entered into the Asset Purchase Agreement pursuant to which the Company would secure all of Rio Grande's interest in and to the Shafter Project by acquisition of all of the assets of Rio Grande for approximately 9,842,822 shares of Common Stock. The number of shares of Common Stock that were to have been issued was based on the total asset value of Rio Grande at August 31, 1993 ($1,537,941 at cost) divided by the mean closing bid and asked prices regular way for Common Stock on December 1, 1993 ($0.15625 per share).

     PURCHASE AGREEMENT
     ------------------

     General Terms
     -------------

     In consideration of Coastal LP's $1,387,500 investment in Rio Grande, the agreement regarding a credit facility for the Company set forth in the Belcor Letter Agreement and Coastal LP's payment of a $25,000 warrant purchase price, the Company had (i) issued the Coastal Warrants to Coastal LP; (ii) granted to Coastal LP certain "demand," "piggyback" and "resale" registration rights with respect to the Warrant Shares and any other shares issued in connection therewith; and (iii) agreed that if the Asset Purchase Agreement were to have been terminated, Coastal LP would have had the right for one year following such a termination to propose alternative transactions to the Company's Board of Directors to realize the public value of the Company, during which period Coastal LP's consent would be required as to any material transaction that would affect the suitability of the Company for a merger or acquisition transaction. Also, Isaacs had agreed to certain voting control provisions with respect to any shares of Common Stock he might beneficially own, whether then or in the future.

     The Coastal Warrants
     --------------------

     The Coastal Warrants provided that Coastal LP could purchase at any time between October 20, 1994 and October 20, 1999 up to 3,000,000 shares of the Common Stock at a purchase price of $0.15 per share, subject to adjustment upon the occurrence of certain specified events. The Coastal Warrants conveyed no voting rights and were subject to termination by the Company at any time if the "daily closing price" of Common Stock were to have been in excess of $1.00 on any 30 consecutive trading days ending no more than 15 days prior to the date of the notice of termination redemption. The daily closing market price per share of Common Stock at any date was defined as the average of the daily closing prices for 30 consecutive trading days commencing 15 trading days before the date of such computation. The "daily closing price" for each day was defined as the average of the closing bid and asked prices in the over-the-counter market as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose.

     Coastal's Alternative Transactions Right
     ----------------------------------------

     The Company had agreed pursuant to the Purchase Agreement that if the Acquisition failed to be consummated, Coastal LP would have had the right for one year from such termination to propose alternative transactions to the Company's Board of Directors to realize the public value of the Company. Coastal LP's consent was to have been required during this period as to any material transaction that would affect the suitability of the Company for a merger or acquisition transaction.

     Isaacs' Agreements
     ------------------

     Isaacs had agreed to vote his shares of Common Stock, including any shares he may have received upon consummation of an amended and restated Asset Purchase Agreement, so as to elect each of the nominees designated by Coastal LP to a majority of the positions on the Company's then existing board of directors so long as (i) the Coastal Warrants had not expired or been terminated, (ii) Coastal LP owned at least 10% of the issued and outstanding shares of Common Stock or (iii) the total of all funds of Coastal LP invested in any manner in the Company exceeded $200,000; provided that, and in any event, such agreement was to have expired on October 20, 1997. Isaacs also had agreed that he would not sell any shares of the Company's voting securities which he might own in any transaction, other than to Coastal LP or its assigns, until such time that the total of all funds of Coastal LP invested in any manner in the Company had been reduced below $200,000.

Subsequent Transactions after October 1994 and before October 1995
- ------------------------------------------------------------------

     Subsequent to its purchase of the Coastal Warrants and prior to October 1995, Coastal LP had exercised Coastal Warrants for 700,000 shares of Common Stock for an aggregate purchase price of $105,000. In November 1994, Coastal LP had assigned a portion of its Coastal Warrants covering 50,000 shares of Common Stock to Peter Galli in consideration of Mr. Galli continuing to serve at that time as a director of Rio Grande and for other services that were to be rendered.

October 1995 Transactions
- -------------------------

     Based on its investigation of the Company and Rio Grande, a review of the tax consequences to Coastal LP and other shareholders of Rio Grande in consummating the Asset Acquisition Agreement and a change in its investment decision with respect to its investments in Rio Grande and the Company, the Filing Persons had determined not to proceed with the Asset Acquisition Agreement. Instead, Coastal LP, Rio Grande, the Company and certain other shareholders of the Company had entered into an Investors' Rights Agreement dated October 3, 1995 (the "Investor's Rights Agreement"). Rio Grande and the Company also had entered into a related Termination Agreement dated October 3, 1995 (the "Termination Agreement") under which Rio Grande was, subject to certain conditions, to use its best efforts to undertake certain exchange offers of its common stock. If the Investors' Rights Agreement were to be consummated, Coastal LP would own or control a majority of the shares of the Company and would control a majority of its directors. Also, pursuant to the terms of a certain letter agreement (the "Hamilton Letter Agreement"), as described in Item 6 of this Amendment No. 4, Coastal LP had agreed to assign a portion of its Coastal Warrants covering 50,000 shares of Common Stock to D. Ross Hamilton, a director of the Company and the sole shareholder of the general partner of a partnership which is a shareholder of the Company and of Rio Grande ("Hamilton").

     The descriptions of the Investors' Rights Agreement, the Termination Agreement, the Settlement Warrants and the Hamilton Letter Agreement and certain other related agreements contained in this Amendment No. 4 are summaries only of certain of the material terms contained therein. Such agreements contain additional material terms and conditions and copies of such agreements (which are in some cases exhibits to either the Termination Agreement or Investors' Rights Agreement) have been filed as Exhibits to Amendment No. 2. Such descriptions are qualified in their entirety by reference to such exhibits.

     INVESTORS' RIGHTS AGREEMENT
     ---------------------------

     The Company's Obligations
     -------------------------

     Pursuant to the Investors' Rights Agreement, the Company had agreed (i) that certain obligations of Coastal LP or Rio Grande to provide loans or other funding to the Company under the Belcor Letter Agreement expired May 30, 1995 and terminated, (ii) to deliver, by the closing of the Termination Agreement, executed copies of a voting agreement, substantially in the form of Exhibit A to the Investors' Rights Agreement, in favor of Coastal LP signed by the Company shareholders (other than Coastal LP) owning in the aggregate at least 1,650,000 shares of Common Stock, (iii) to execute an irrevocable proxy, substantially in the form of Exhibit B to the Investors' Rights Agreement, in favor of any appointee of Coastal LP with respect to all of the shares of Rio Grande common stock the Company might have received pursuant to any exercise of warrants that were to be issued to the Company under the Termination Agreement (the "Settlement Warrants"), which proxy was to have expired on October 3, 2002 or upon any transfer for value of such shares by the Company to an unaffiliated third party, (iv) to provide, in lieu of the registration rights granted to Coastal LP under the Purchase Agreement, certain "demand," "piggyback" and "resale" registration rights with respect to shares of Common Stock either (a) issued upon exercises of the Coastal Warrants, (b) obtained by Rio Grande pursuant to certain exchange offers (the "Exchange Offers") that Rio Grande had agreed to undertake as part of the Termination Agreement, (c) issued to two the Company executive officers pursuant to their employment agreements, but only up to a maximum of 900,000 shares, or (d) issued as a dividend or other distribution with respect to such shares, and (v) to waive certain rights it may have had to terminate the Coastal Warrants based upon the market price of Common Stock during a period ending 30 days after the earlier of either consummation of the Exchange Offers, June 30, 1996 or abandonment or termination of the Termination Agreement.

     The voting agreement referred to in clause (ii) above would have required the signing Company shareholders to vote their shares so as to elect nominees designated by Coastal LP to all of the positions on the Company's Board of Directors and on any issue put to the vote of the Company's shareholders in the manner which the Board of Directors of the Company recommended. However, that voting agreement would have terminated upon the earliest to occur of (i) with respect any individual shareholder, the date on which such shareholder or any permitted transferee no longer owned any shares subject to that agreement, (ii) the occurrence of the merger or consolidation of the Company into, or the sale of all or substantially all of the Company's assets to, another corporation, unless the shareholders of the Company would have owned at least 51% of the capital stock of such other corporation immediately after such merger, consolidation or sale, or (iii) the date two years from the closing of the Termination Agreement.

     In addition, the Company (and each of its directors) had agreed, subject to the closing of the Termination Agreement, to (i) use its or their best efforts to secure the election of nominees designated by Coastal LP to all of the positions on the Company's Board of Directors, (ii) call a special meeting of the Company's shareholders to consider the election of such Coastal LP nominees as the Company's directors, and (iii) appoint a reasonable nominee of Coastal LP as the Company's Chairman of the Board and Chief Executive Officer; provided, however, that these obligations would have applied only as long as (a) the Coastal Warrants had not expired or been terminated, (b) Coastal LP owned at least seven and one half percent (7 1/2%) of the issued and outstanding shares of the Common Stock, or (c) the total of all funds of Coastal LP invested in any manner in the Company exceeded $200,000.

     Coastal LP's Obligations
     ------------------------

     As part of the Investors' Rights Agreement, Coastal LP had agreed to (i) to purchase at least 670,000 shares of Common Stock by January 15, 1996 pursuant to an exercise or exercises of the Coastal Warrants, (ii) consent, pursuant to the Purchase Agreement, to the transactions contemplated by the Termination Agreement and to the registration rights granted under the Investors' Rights Agreement, and (iii) subject to consummation of the Exchange Offers, cancel the SilTex Warrant.

     TERMINATION AGREEMENT
     ---------------------

     General Terms
     -------------

     In connection with the Investors' Rights Agreement and the termination of the Asset Purchase Agreement, the Company and Rio Grande had entered into the Termination Agreement which included a consent of Coastal LP to surrender to Rio Grande the SilTex Warrant, immediately after, and subject to the consummation of the Exchange Offers described therein. Pursuant to the terms of the Termination Agreement, Rio Grande and the Company, among other things, were to have terminated the Asset Purchase Agreement and executed mutual releases as to claims, other than any relating to obligations that were created by or arose out of the Termination Agreement and the Investors' Rights Agreement, and the exhibits thereto, each may have had against the other in connection with the Asset Purchase Agreement, certain related agreements and correspondences, and, as to possible claims of the Company, any other transactions, understandings or arrangements under which the Company might have had claimed a property right in Rio Grande or the assets of Rio

Grande. Such releases were to have been substantially in the form of Exhibits D and E to the Termination Agreement.

     As part of the Termination Agreement, Rio Grande was to have (i) repaid $191,561 to the Company of funds previously advanced by the Company to Rio Grande, (ii) issued for $25,000 the Settlement Warrants in favor of the Company,
(iii) made certain loans totaling $162,000 (the "Warrant Loans") to Leibsker and Caffey that could only be used to exercise Rio Grande warrants acquired by Caffey or Liebsker pursuant to the Exchange Offers, and (iv) used its best efforts to undertake the Exchange Offers. Even if the Exchange Offers were to have been consummated, Rio Grande and the Company would have remained separate entities.

     The closing of the Termination Agreement was to have been subject to the approval by holders of a majority of Common Stock, including a majority of those shares held by the Company's disinterested shareholders, of (i) the Termination Agreement and the Investors' Rights Agreement, and the transactions contemplated thereby, (ii) certain employment agreements of the Company with Leibsker and Caffey, and the transactions contemplated thereby, (iii) the Warrant Loans, and the transactions contemplated thereby and (iv) any other matters as were mutually agreed upon by the Company and Rio Grande.

     The Settlement Warrants
     -----------------------

     The Settlement Warrants provided that the Company could purchase at any time between August 31, 1996 and August 31, 2002 up to 3,455,000 shares of Rio Grande common stock at a purchase price of $0.24 per share ("Warrant Exercise Price"), subject to adjustment upon the occurrence of certain specified events, or approximately 16% of Rio Grande's anticipated outstanding common stock. The Settlement Warrants conveyed no voting rights and were not transferable. Since Rio Grande's issuance of the Settlement Warrants was intended to have provided value to the Company in the event the Exchange Offers were not consummated, such warrants were to have been subject to automatic termination upon the consummation of the Exchange Offers. The Settlement Warrants were to have been substantially in the form of Exhibit C to the Termination Agreement.

     The Settlement Warrants were to have been exercised by payment to Rio Grande of an amount equal to the then current Warrant Exercise Price multiplied by the number of shares being purchased (the "Total Exercise Price"). The Company also could have made a "cashless" exercise of the Settlements Warrants by exchanging the Settlement Warrants for that number of shares of Rio Grande common stock having a value equal to the "Inherent Value" of the Settlement Warrants or for a lesser number of shares. The "Inherent Value" of the Settlement Warrants was to have been (a) the "Fair Market Value" of the number of shares issuable upon exercise of the Settlement Warrants, at the time of such exercise, less (b) the Total Exercise Price. The per share "Fair Market Value" was to have been deemed to be the price determined based upon, in the following order of priority, (i) the average of the daily closing market prices for thirty consecutive trading days prior to such determination, if the shares were publicly traded on a domestic or on a foreign national exchange, (ii) if Rio Grande was subject to a "material transaction" (i.e., an initial public offering of Rio Grande common stock, a tender offer for shares of Rio Grande common stock, a merger, a sale of all or substantially all of Rio Grande's assets), a share price equal to the quotient determined by dividing the total price or consideration to be paid in such material transaction by the number of shares (including any fractional shares) of Rio Grande common stock, on a fully diluted basis, subject to the material transaction (or in the case of a sale of all or substantially all of Rio Grande's assets, all of the outstanding number of shares, on a fully diluted basis), or (iii) if the fair market value could not be ascertained by any of the methods set forth in clauses (i) or (ii) immediately above, the share value was to have been determined by Rio Grande's Board of Directors in its sole discretion.

     The Warrant Loans
     -----------------

     Rio Grande had agreed to deliver at the closing of the Termination Agreement executed Warrant Loans with Leibsker and Caffey. Under the terms of the Warrant Loan to Caffey, Rio Grande was to have made a two year loan to Caffey for $90,000 solely to exercise any Rio Grande warrants he may have received pursuant to the Exchange Offers; provided, however, that Caffey was to have requested that Rio Grande make such loan within sixty days of consummation of the Exchange Offers and such loan was to have been evidenced by a promissory note secured by the shares of Rio Grande common stock to be issued upon his exercise of such Rio Grande warrants ("Caffey Shares"). Also, Caffey was to have executed and delivered to Rio Grande prior to the making of such loan either an Addendum to an existing Rio Grande shareholders' agreement or a voting agreement, both of which would have been in favor of an appointee of Coastal LP, with respect to the Caffey Shares. The terms of the Warrant Loan to Liebsker were to have been equivalent to the terms of the Warrant Loan to Caffey, except that Rio Grande was to have made a two year loan to Leibsker for $72,000, which loan would not have been required to be requested by Leibsker within sixty days of consummation of the Exchange Offers. The Warrant Loans (along with the related promissory notes) were to have been substantially in the form of Exhibits A and B to the Termination Agreement.

     The Exchange Offers
     -------------------

     As part of its undertaking to commence the Exchange Offers, Rio Grande had agreed to (i) use its best efforts to promptly file a registration statement (the "Registration Statement") with the SEC covering the approximately 8,500,000 shares of Rio Grande common stock which were issued (or reserved for issuance) pursuant to the Exchange Offers, (ii) use its best efforts to cause the Registration Statement to become effective by June 30, 1996, and (iii) subject to the Registration Statement being declared effective by June 30, 1996, maintain the effectiveness of the Registration Statement for no less than one year from the date it was initially declared effective.

     Termination Provisions
     ----------------------

     The Termination Agreement could have been terminated by mutual consent of Rio Grande and the Company, or by Rio Grande if the Company's shareholders had not approved the Termination Agreement by January 31, 1996 (or 60 days after issuance of the Company's audited financial statement if such statements were required to be included in the Company's proxy materials).

Subsequent Transactions after October 1995 and before May 1996
- --------------------------------------------------------------

     Subsequent to its execution of the Investors' Rights Agreement, Coastal LP had purchased an additional 166,667 shares of Common Stock pursuant to an exercise of the Coastal Warrants and no further purchases had been made. In November 1995, Gan and Morris had acquired the Gan Warrants and Morris Warrants, respectively, for investment purposes. In connection with such acquisitions, Gan and Morris had entered into a voting agreement dated as of November 9, 1995 (the "Voting Agreement") in favor of Coastal LP.

     Pursuant to the Voting Agreement, Gan and Morris had agreed to vote any shares of Common Stock each of them may have acquired under their respective Warrants so as to elect nominees of Coastal LP to the Company's Board of Directors, to ensure that no director of the Company was removed without the written authorization of Coastal LP, and to ensure that the Company's Articles of Incorporation and Bylaws did not conflict with the Voting Agreement, and to vote their shares on any issue put to a shareholder vote in the manner recommended by the Company's Board of Directors.


May 1996 Communication
- ----------------------

     On May 20, 1996, Andrew K. Simpson, the Chief Executive Officer of Coastal GP, communicated to Donald Leibsker, the Company's Chairman of the Board ("Leibsker"), and M. Douglas Caffey, the President and a director of the Company ("Caffey"), that Coastal LP, after extensive investigations and incurring significant legal expenditures, had concluded that it is not practicable at the present time for Rio Grande to undertake the exchange offers contemplated in the Termination Agreement. Mr. Simpson also noted that Coastal LP was in process of evaluating proposed modifications of the Termination Agreement and the related Investors' Rights Agreement, which would eliminate the requirement that Rio Grande undertake such exchange offers. Upon completion of such evaluation, Coastal LP expects to cause Rio Grande to submit to the Company's Board of Directors a proposed amended and restated Investors' Rights Agreement (an "Amended Investors' Rights Agreement") and a proposed amended and restated Termination Agreement (an "Amended Termination Agreement").

Future Plans of the Filing Persons
- ----------------------------------

     The Filing Persons believe that any proposal for an Amended Investors' Rights Agreement and an Amended Termination Agreement is likely to include, among other things, the following material proposed terms or revisions: (i) the issuance of a revised Settlement Warrant with a longer term covering an increased number of shares of Rio Grande common stock, (ii) the transfer by Rio Grande to the Company of mineral rights to a certain amount of land located near Shafter, Texas, known as the "Red Hills" property, which is not part of the Shafter Project, (iii) the repayment to the Company by Rio Grande of certain funds previously advanced by the Company to Rio Grande, (iv) the elimination of the Exchange Offers, the consent by the Company's stockholders and the cancellation of the SilTex Warrant, (v) the appointment of nominees designated by Coastal LP to fill the four vacancies on the Company's Board of Directors to be followed by the resignation of the Company's current directors, (vi) the execution of an irrevocable proxy in favor of a Coastal LP appointee covering any shares of Rio Grande common stock issuable under a revised Settlement Warrant, (vii) a requirement that certain further specified Coastal Warrant exercises be made and (viii) the execution of mutual releases.

     If an Amended Investors' Right Agreement and an Amended Termination Agreement were to be executed and consummated, Coastal LP would expect to conduct a review of the Company and its assets, businesses, operations and properties, corporate structure and capitalization and consider if any changes would be desirable in light of the circumstances then existing. Coastal LP also intends, at some future point, to reduce the amount of its total investments in the Company and Rio Grande, based on the cost to Coastal LP of such investments, which may result in Coastal LP, among other things, selling some or all of its Coastal Warrants, shares of Common Stock, and/or shares of Rio Grande common stock and shares of Rio Grande preferred stock which it owns in open market or privately negotiated transactions to one or more purchasers.

     Except as otherwise described in this Item 4 or in Item 6 of this Amendment No. 4, none of the Filing Persons, or, to the best knowledge of the Filing Persons, none of the other persons listed in Item 2 has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

     Notwithstanding the foregoing, each of the Filing Persons reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
- -------  --------------------------------

     (a)-(b) Based on information in the Company's Annual Report on Form 10-KSB for the Year ended October 31, 1995, there were 5,480,133 shares of Common Stock outstanding as of January 19, 1996.

     Morris and Gan each have the right to acquire 150,000 shares of Common Stock under their respective Warrants. Pursuant to the Voting Agreement, Coastal LP the right to direct Morris and Gan in their voting of any shares they acquire by exercise of their respective Warrants. The number of shares of Common Stock beneficially owned by each of Morris and Gan represents approximately 2.7% of the shares of Common Stock which would be issued and outstanding upon exercise of their respective Warrants.

     Coastal LP has the right to acquire 1,733,332 shares of Common Stock under the Coastal Warrants, which are currently exercisable at $.15 per share, and owns 866,668 shares of Common Stock which it acquired upon partial exercise of the Coastal Warrants. Coastal LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Coastal Warrants and the Common Stock acquired upon exercise of the Coastal Warrants. Coastal LP has shared power to vote or direct the vote of the shares of Common Stock acquired upon exercise of the Morris Warrants and the Gan Warrants.

     The number of shares of Common Stock beneficially owned by Coastal LP represents approximately 38.6% of the shares of Common Stock which would be issued and outstanding upon exercise of Gan Warrants, Morris Warrants and remaining Coastal Warrants.

     Each of Coastal GP and Yang may, by virtue of their relationship to Coastal LP, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) and to share with Coastal LP voting and dispositive power with respect to the Coastal Warrants, the 1,733,332 shares of Common Stock issuable upon exercise of the Coastal Warrants and the 866,668 shares of Common Stock owned by Coastal LP. Each of Coastal GP and Yang may be deemed to share voting power with respect to the Morris Warrants and the Gan Warrants and the 300,000 shares of Common Stock issuable upon exercise of the Morris Warrants and the Gan Warrants. The number of shares of Common Stock beneficially owned by each of Coastal GP and Yang represents approximately 38.6% of the shares of Common Stock which would be issued and outstanding upon exercise of the Filing Person Warrants.

     (c) No transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by any of the Filing Persons.

     (d) Except for the warrant assignments described in Item 6 of this Amendment No. 4, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Coastal Warrants.

     (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------  ---------------------------------------------------------------------
         TO ANY SECURITIES OF THE ISSUER.
         --------------------------------

     In connection with Coastal LP's investments in Rio Grande as described in
Item 4 of this Amendment No. 4, Coastal LP had agreed in an October 20, 1994 letter agreement (the "Fraser Letter Agreement") to assign a portion of its Coastal Warrants covering rights to purchase 450,000 shares of Common Stock to Fraser by no later than November 3, 1994 (the "Warrant Assignment"). Coastal LP had entered into the Fraser Letter Agreement in consideration of Fraser's services in introducing Yang to the management of Rio Grande and as part of a renegotiated fee arrangement between Rio Grande and Fraser. In November 1995, Fraser agreed to, and did, accept $50,000 from Coastal LP in satisfaction of Coastal LP's obligation to assign to Fraser Coastal Warrants covering rights to purchase 300,000 shares of Common Stock. The remaining obligation of Coastal LP under the Fraser Letter Agreement to assign to Fraser Coastal Warrants covering rights to purchase 150,000 shares of Common Stock remains outstanding and no Coastal Warrants have been transferred to Fraser.

     The Company, Rio Grande, Coastal LP and Hamilton had entered into the Hamilton Letter Agreement on September 28, 1995, which Agreement settled certain claims or rights of Hamilton arising out of (i) a 1993 consulting agreement between Belcor, Rio Grande and a wholly owned corporation of Hamilton, (ii) his service as a director and advisor to Belcor, (iii) his services as an advisor to Rio Grande, and (iv) his services as the incorporator of Chinati Holdings, Inc. In support of these settlements and at the request of Rio Grande, Coastal LP had agreed to assign a portion of its Coastal Warrants covering 50,000 shares of Common Stock to Hamilton upon receipt of a copy of the Hamilton Letter Agreement signed by all the parties thereto.

     Except as described in Item 4 or this Item 6 of this Amendment No. 4, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company.

ITEM 7.      EXHIBITS.
- ----------   ---------

     The following documents are filed as exhibits.

Exhibit A   -   Joint Filing Agreement Pursuant to Rule 13d-1(f).*

Exhibit B   -   Power of Attorney.*

Exhibit C   -   Warrant Purchase and Investor's Rights Agreement, dated as of
                October 20, 1994, between Coastal Capital Partners, L.P., Belcor
                Inc. and Mark S. Isaacs.*

Exhibit D   -   Warrant to purchase 3,000,000 shares of common stock of Belcor
                Inc., dated as of October 20, 1994.*

Exhibit E   -   Letter Agreement, dated October 20, 1994, by Coastal Capital
                Partners, L.P. regarding finders fee arrangement with David
                Fraser.*

Exhibit F   -   Letter Agreement, dated October 20, 1994, by Coastal Capital
                Partners, L.P. regarding possible $100,000 secured loan to Belcor Inc.*

Exhibit G   -   Agreement and Plan of Reorganization, dated as of December 1,
                1993, between SilTex Resources, Incorporation and Belcor Inc.*

Exhibit H   -   Termination Agreement, dated as of October 3, 1995, between Rio
                Grande Mining Company and Belcor, Inc.*

Exhibit I   -   Investors' Rights Agreement, dated as of October 3, 1995,
                between Coastal Capital Partners, L.P., Belcor Inc., Rio Grande
                Mining Company and certain other securityholders of Belcor, Inc.*

Exhibit J   -   Letter Agreement, dated September 28, 1995, between Coastal
                Capital Partners, L.P., Belcor Inc., Rio Grande Mining Company and D. Ross Hamilton.*

Exhibit K   -   Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit L   -   Power of Attorney.*

Exhibit M   -   Power of Attorney.*

Exhibit N   -   Warrant Purchase Agreement, dated as of November 10, 1995, between Coastal Capital Partners, L.P. and Michael Y. Gan.*

Exhibit O   -   Warrant Purchase Agreement, dated as of November 10, 1995, between Coastal Capital Partners, L.P. and Theresa C. Morris.*

Exhibit P   -   Voting Agreement, dated as of November 10, 1995, between Coastal
                Capital Partners, L.P., Michael Y. Gan and Theresa C. Morris.*
- ------------
* Previously filed.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996                     COASTAL CAPITAL PARTNERS, L.P.

                                        By:  Coastal Capital Partners, Inc.
                                             as General Partner

                                             By:  /s/ Andrew K. Simpson
                                                  -----------------------------
                                                  Andrew K. Simpson
                                                  Chief Executive Officer

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996                        COASTAL CAPITAL PARTNERS, INC.


                                           By: /s/ Andrew K. Simpson
                                               --------------------------------
                                               Andrew K. Simpson
                                               President and Chief Executive
                                                 Officer and Director

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996

                                          By: /s/ Andrew K. Simpson
                                              ---------------------------------
                                              Andrew K. Simpson, as
                                              Attorney-in-fact for
                                              Philip L. Yang, Jr.
                                              Chairman of the Board and sole
                                                shareholder
                                              Coastal LP Capital Partners, Inc.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996



                                         By:  /s/ Andrew K. Simpson
                                              --------------------------------
                                              Andrew K. Simpson, as
                                              Attorney-in-fact for
                                              Michael Y. Gan

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1996



                                             By:  /s/ Andrew K. Simpson
                                                  -----------------------------
                                                  Andrew K. Simpson, as
                                                  Attorney-in-fact for
                                                  Theresa C. Morris